UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission file number 1-10582

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alliant Techsystems Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alliant Techsystems Inc.

7480 Flying Cloud Drive

Minneapolis, Minnesota 55344-3720

Alliant Techsystems Inc.
401(k) Plan

Financial Statements as of and for the
Years Ended December 31, 2007 and 2006,
Supplemental Schedule as of December 31, 2007,
and Independent Auditors’ Report

ALLIANT TECHSYSTEMS INC. 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees of and Participants in the
Alliant Techsystems Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Alliant Techsystems Inc. 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the statements of changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 26, 2008

ALLIANT TECHSYSTEMS INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS:
Cash	$—	$103,554

Investments — fair value	1,702,751,184	1,531,149,839
Participant loans	41,601,794	38,657,708

Total investments	1,744,352,978	1,569,807,547

Employer contributions receivable	3,435,548	2,157,943

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,747,788,526	1,572,069,044

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	2,114,671	3,477,572

NET ASSETS AVAILABLE FOR BENEFITS	$1,749,903,197	$1,575,546,616

See notes to financial statements.

ALLIANT TECHSYSTEMS INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	$1,575,546,616	$1,388,364,812

CONTRIBUTIONS:
Participant contributions	82,778,455	71,039,800
Employer contributions	24,772,473	17,205,779

Total contributions	107,550,928	88,245,579

INVESTMENT INCOME:
Interest	17,677	217,972
Dividends	94,262,072	70,382,959
Net appreciation in fair value of investments	97,330,828	65,698,403

Total investment income	191,610,577	136,299,334

INTEREST INCOME FROM PARTICIPANT LOANS	2,941,723	2,283,467

TRANSFERS BETWEEN PARTICIPATING PLANS — Net (Note 1)	—	685,882

TRANSFER IN FROM OTHER PARTICIPATING PLAN DUE TO MERGER (Note 1)	—	78,637,364

DEDUCTIONS:
Distributions to participants	127,495,040	118,756,251
Trustee and administrative fees	251,607	213,571

Total deductions	127,746,647	118,969,822

NET ADDITIONS	174,356,581	187,181,804

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$1,749,903,197	$1,575,546,616

See notes to financial statements.

ALLIANT TECHSYSTEMS INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	PLAN DESCRIPTION

The following description of the Alliant Techsystems Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General Information — The Plan is a defined contribution, voluntary, tax-deferred savings plan designed to provide supplemental retirement benefits to Alliant Techsystems Inc. (the “Company”) employees. Prior to December 31, 2006, the Plan provided benefits to employees not covered under a collective bargaining agreement. Effective December 31, 2006, the Alliant Techsystems Inc. 401(k) Plan Subject to Collective Bargaining Agreement, which covered employees subject to collective bargaining agreements, was merged with the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company has management and administrative responsibility for the Plan.

401(k) Master Trust Agreement — The Company established a 401(k) Master Trust (the “Trust”) to serve as the funding medium for the Plan and the Alliant Techsystems Inc. 401(k) Plan Subject to a Collective Bargaining Agreement (the “Participating Plans”). Effective December 31, 2006, the net assets of the Alliant Techsystems Inc. 401(k) Plan Subject to a Collective Bargaining Agreement of $78,637,364 were merged with the Plan. As a result of the merger, the Master Trust was amended to a Single Plan Trust effective December 31, 2006.  Fidelity Management Trust Company serves as the trustee for the Plan.

Participation —Each employee of the Company classified as regular full time or regular part time, except a person employed by an excluded business unit that does not provide for participation in the Plan, automatically became eligible to participate on the date of hire by the Company or transfer into the Plan. Prior to December 31, 2006, employees covered under a collective bargaining agreement were not eligible to participate in the Plan. Temporary/project employees may become eligible to participate in the Plan after a required amount of service has been met.

Contributions — The following contributions were made to the Plan through December 31, 2007.

a.

The Company contributes to the Plan an amount on behalf of the participants who designate pretax and/or Roth 401(k) contributions equal to a percentage of their elected salary deferrals. The maximum pretax and/or Roth 401(k) contribution percentage is determined by the Alliant Techsystems Inc. Pension and Retirement Committee in accordance with Internal Revenue Service (IRS) guidelines. Contributions, including sponsor match and non elective contributions, are also limited to the lesser of $45,000 or 100% of the participant’s pay for a plan year. The Plan also allows the participants to make limited after-tax contributions, and the Company to make a supplemental discretionary contribution. Participants age 50 and older who have met other plan contribution limitations are eligible to make catch-up contributions up to $5,000 per year.

	b.	Participants who are eligible for a distribution from any other plan qualified under Section 401(a) of the Internal Revenue Code (the “Code”) or from an individual retirement plan under

Sections 402 and 408 of the Code may transfer or roll over all or a part of such distribution to their accounts in the Plan, provided the Plan agrees to accept the distribution.

c.	The Company matching contributions are as follows:

Effective January 1, 2007, the Company match contribution formula changed for new and rehired nonunion participants.

Nonunion participants hired or rehired on or after January 1, 2007, and certain union participants hired after July 1, 2007, who participate, receive a 100% match on the first 3% of pre-tax and/or Roth 401(k) contributions and a 50% match on the next 3% of pre-tax and/or Roth 401(k) contributions.  Nonunion participants are automatically enrolled in the Plan at a pre-tax contribution rate of 6%.

Also effective for 2007 and subsequent plan years, the Company shall make a non elective contribution to the Plan for eligible participants hired or rehired on or after January 1, 2007 based on age and years of service.  The non elective contributions range from 2.5% to 4.0% of eligible pay.

As a result of the transfer of the other Participating Plan, the Company will contribute to the Plan a matching contribution of 50% of the first 6% of compensation for participants employed under a collective bargaining agreement unless directed differently in the applicable collective bargaining agreement.

The Company match contribution formula for existing employees as of January 1, 2007, was based on length of service and participation in the Company’s defined benefit plans.

Participants in most legacy Final Average Earnings (FAE) pension plans — Participants in FAE pension plans (Honeywell, Hercules, Aerospace, Thiokol, SEG) will not receive a company match.

Grandfathered Employees (15 or more years of service as of January 1, 2004) — Participants in the Alliant Techsystems Inc. Retirement Plan (cash balance formula), Alliant Lake City Retirement Plan and Federal Cartridge Pension Plan receive a 50% match on contributions up to a maximum of 6% of pre-tax and/or Roth 401(k) contributions.

Nongrandfathered Employees (Employees with less than 15 years of service as of January 1, 2004, and new employees hired prior to January 1, 2007) — Participants with less than 15 years of service who participate in the Pension Equity Plan receive 100% match on the first 3% of pre-tax and/or Roth 401(k) contributions and 50% on the next 2% of pre-tax and/or Roth 401(k) contributions.

Participant Accounts — Each participant’s account is credited with their contribution and portion of the Company’s match and is charged with their withdrawals. Earnings, losses, and administrative expenses of the individual participant’s investment fund options are reported in the individual participant’s account. The Company may also pay certain plan expenses at its discretion. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — All participants are 100% vested in their individual accounts attributable to their contributions.  Effective January 1, 2007, for nonunion new hires and rehires and certain union participants, the Company match is subject to a one-year cliff vesting period and the non elective contribution is subject to a three-year cliff vesting period.  Forfeitures may, at the Company’s descretion be applied to pay administrative expenses of the Plan permitted by ERISA and/or allocated to individual participant’s accounts.

Participant Loans —Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance excluding the Company’s non-elective contribution or Company individual retirement account balances. Loan transactions are treated as a transfer to (from) the investment fund and from (to) the loan fund. Loan terms generally range from one to five years, except loans for the purchase of a primary residence, which generally range from one to ten years. Loan terms for the purchase of a primary residence for the loans transferred from the Composite Optics Inc. Retirement Savings Plan range from one to fifteen years. The loans are secured by the balance in the participant’s account. Interest rates are calculated quarterly and are based on prime rate plus 1%. Principal and interest are paid ratably through bi weekly payroll deductions.

Distributions — Upon termination of service, a participant may elect to receive a single lump-sum distribution or monthly, quarterly, or annual installments payable over a period of up to 240 months. As required by regulation, the Plan was amended to require rollover to an individual retirement account (IRA) feature for any participant whose account balance is greater than $1,000 (but less than $5,000) who has not elected another form of payment.  Participants with a balance of $1,000 or less will be paid in the form of a one-time lump sum.

Transfers Between Participating Plans — During 2006 transfers between plans represented movement of participant accounts between the union and nonunion plans for participants whose union or nonunion status changed during the year.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. Effective January 1, 2006, Company match contributions are invested pursuant to participant direction. The Plan currently offers over twenty-five mutual funds or collective investment funds and one common stock fund as investment options for participants.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are presented on the accrual basis of accounting and have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that these changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — Investments are stated at fair value, which is generally determined by quoted market prices. When quoted market prices are not available, generally these investments have underlying securities that have fair values determined by quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.  Participant loans are valued at the outstanding loan balance.

As required by Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and Statement of Position 94-4-1 (SOP), Reporting of Fully Benefit-Responsive Investment Contracts Help by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plan (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for the portion of the net asset available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Security transactions (purchases and sales of investments) are recorded on the trade date. The realized gain or loss on sales of investments is determined based upon the average cost of investments sold. Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned. The trustee charges trustee and administrative fees directly against the individual investment balances.

Payment of Benefits — Benefit payments to participants are recorded when requested, which is effectively upon distribution.

Excess Contributions Payable — The Plan is required to return contributions received during the plan year in excess of the Code’s limits.

3.	INVESTMENTS

The Plan’s investments that represent 5 percent or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006, are as follows:

	2007	2006

Fidelity Managed Income Portfolio — 281,034,609 and 293,514,643 units, respectively	$281,034,609	$293,514,643
ATK Stock Fund — 2,281,065 and 2,520,165 shares, respectively	259,493,954	197,051,701
Dodge & Cox Balanced Fund — 2,093,898 and 2,002,892 units, respectively	169,605,730	174,411,798
Fidelity Contrafund — 2,317,526 and 2,197,901 units, respectively	169,434,320	143,303,134
Fidelity Diversified International Fund — 3,423,391 and 2,955,030 units, respectively	136,593,298	109,188,365
Fidelity U.S. Equity Index Pool Fund — 2,496,360 and 2,774,380 units, respectively	119,525,701	125,984,600
American Funds Growth of America — 2,664,035 and 2,474,910 units, respectively	90,577,176	81,325,557
Goldman Sachs Midcap Value Fund — 2,441,271 and 2,326,209 units, respectively	87,006,913	90,512,787

Investment income for the year ended December 31, 2007, was as follows:

2007
Investment income:
Net (depreciation) appreciation in fair value of investments:
Income funds	$484,041
Growth and income funds	(14,026,145)
Common/Collective trusts	6,730,534
Growth funds	12,045,940
International funds	8,436,522
Alliant Techsystems Inc. Stock Fund	83,659,936

Total net appreciation in fair value of investments	97,330,828

Interest	17,677
Dividends	94,262,072

Total investment income	$191,610,577

4.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by letter dated December 4, 2002, that the Plan is designed in accordance with Section 401(a) of the Code and, therefore, the related Trust is not subject to tax under current tax law. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and the Plan and the related Trust continue to be tax-exempt. As a result, no provision for income taxes has been included in the Plan’s financial statements.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, the individual participants’ accounts become distributable to the participants or their beneficiaries in accordance with the provisions of the Plan.

6.	401(k) MASTER TRUST AGREEMENT

Effective December 31, 2006, the net assets of the Alliant Techsystems Inc. 401(k) Plan subject to a Collective Bargaining Agreement were transferred to the Alliant Techsystems Inc. 401(k) Plan. As a result of the transfer, the Master Trust was amended to a Single Plan Trust of the Plan effective December 31, 2006.

Investment income for the Master Trust for the year ended December 31, 2006, was as follows:

2006

Investment income:
Net (depreciation) appreciation in fair value of investments:
Income funds	$(222,019)
Growth and income funds	34,182,324
Growth funds	17,439,952
International funds	10,525,234
Alliant Techsystems Inc. Stock Fund	6,655,880

Total net appreciation in fair value of investments	68,581,371

Interest	218,269
Dividends	73,794,333

Total investment income	$142,593,973

Alliant Techsystems Inc. 401(k) Plan	$136,299,334
Alliant Techsystems Inc. 401(k) Plan Subject to Collective Bargaining Agreement	6,294,639

$142,593,973

7.	RELATED-PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2007 and 2006, the Plan held 2,281,065 and 2,520,165 units, respectively, of common stock of Alliant Techsystems Inc., the sponsoring employer, with a market value of $259,493,954 and $197,051,701, respectively. During the years ended December 31, 2007 and 2006, the Plan did not record any dividend income related to the Alliant Techsystems Inc. common stock.

The above transactions are exempt party-in-interest transactions.

8.	SUBSEQUENT EVENT

Radford Union participants hired or rehired on or after January 1, 2008 will be eligible for the same Company matching and non elective contributions as provided to non union and certain union participants hired or rehired on or after January 1, 2007.

******

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE
REQUIREMENTS OF FORM 5500

ALLIANT TECHSYSTEMS INC. 401(k) PLAN

(EIN #41-1672694) (Plan No. 003)

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2007

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Assets	Cost	Current Value

PARTICIPANT LOANS —	Participant loans receivable, maturing
Various participants**	from 1/1/08 to 4/17/20*, at
	interest rates of 4.0% to 11.5%	***	$41,601,794

INVESTMENTS:
Value of interest in common/collective trusts:
Fidelity Management Income Portfolio — at fair value**	Common/collective trust	***	278,919,938
Fidelity Adjustment to contract value**	Common/collective trust	***	2,114,671
Fidelity U.S. Equity Index Pool Fund**	Common/collective trust	***	119,525,701

Total interest in common/collective trusts			400,560,310

Value of interest in registered investment companies:
Dodge & Cox Balanced Fund	Regulated investment fund	***	169,605,730
Fidelity Contrafund**	Regulated investment fund	***	169,434,320
Fidelity Diversified International Fund**	Regulated investment fund	***	136,593,298
American Funds Growth of America	Regulated investment fund	***	90,577,176
Goldman Sachs Midcap Value Fund	Regulated investment fund	***	87,006,913
T.Rowe Price Mid Cap Growth Fund	Regulated investment fund	***	80,381,494
Allianz NFJ Small Cap Value	Regulated investment fund	***	71,377,398
Fidelity Equity Income II Fund**	Regulated investment fund	***	55,184,134
Fidelity U.S. Bond Index Fund**	Regulated investment fund	***	39,560,211
Fidelity Freedom 2020 Fund**	Regulated investment fund	***	30,763,036
Fidelity Freedom 2010 Fund**	Regulated investment fund	***	18,268,432
Pimco Total Return Instrument	Regulated investment fund	***	16,510,666
Fidelity Freedom 2030 Fund**	Regulated investment fund	***	14,366,761
Spartan Total Market Index Fund	Regulated investment fund	***	10,469,310
Fidelity Freedom 2040 Fund**	Regulated investment fund	***	9,657,334
Fontergra Ironbridge Small Cap	Regulated investment fund	***	8,190,337
Fidelity Freedom 2025**	Regulated investment fund	***	5,908,200
Fidelity Freedom 2015**	Regulated investment fund	***	5,182,559
UM Small Cap Growth Instrument	Regulated investment fund	***	5,063,675
Fidelity Freedom 2035**	Regulated investment fund	***	2,585,671
Fidelity Freedom 2000 Fund**	Regulated investment fund	***	2,148,811
Fidelity Freedom Income Fund**	Regulated investment fund	***	2,024,034
Fidelity Freedom 2050**	Regulated investment fund	***	1,791,195
Fidelity Freedom 2045**	Regulated investment fund	***	1,617,934

Total interest in registered investment funds			1,034,268,628

EMPLOYER-RELATED SECURITIES —
ATK Stock Fund**	Common stock	***	259,493,954

INTEREST-BEARING CASH EQUIVALENTS	Cash equivalents	***	10,542,962

TOTAL INVESTMENTS			$1,746,467,649

*Maturity relates to loans transferred from Composite Optics Inc. Retirement Savings Plans, see Plan Description footnote.

** Party-in-interest.

*** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Alliant Techsystems Inc. 401(k) Plan

By:	ALLIANT TECHSYSTEMS INC.
As Plan Administrator of the
Alliant Techsystems Inc. 401(k) Plan

By:	/s/ John L. Shroyer
Name:	John L. Shroyer
Title:	Senior Vice President and Chief Financial
Officer of Alliant Techsystems Inc.

Date:  June 26, 2008